1 July 2011

National Grid Appoints New Chairman

National Grid today announces the appointment of Sir Peter Gershon to succeed Sir John Parker as Chairman. He will join the Board on 1st August 2011 as Deputy Chairman and assume the role of Chairman on 1st January 2012 when Sir John Parker steps down.

Sir Peter Gershon is Chairman of Tate & Lyle plc, which provides ingredients to the global food industry and has extensive business interests in the US. He is also Chairman of General Healthcare Group Limited, Vertex Group Limited, a member of the UK Defence Academy Advisory Board and a member of HM Government Efficiency Board. Previously he was Chairman of Premier Farnell plc, Chief Executive of the Office of Government Commerce, Managing Director of Marconi Electronic Systems and Chairman of Symbian Limited.

Sir Peter Gershon spent most of his international business career in the technology and telecommunications industries before becoming Board Director for GEC plc from 1994 to 1999, with responsibility for its worldwide defence business. Following the sale of GEC’s defence business to BAE Systems in 1999, Sir Peter Gershon joined the Civil Service in April 2000, as the first Chief Executive of the Office of Government Commerce (OGC). In 2003, the UK Prime Minister invited him to lead a major review of efficiency across the UK Public Sector. He was knighted in 2004 for his work on public procurement.

Sir Peter Gershon is a Chartered Engineer, Fellow of the Royal Academy of Engineering, Fellow of Imperial College London and Honorary Fellow of the Institution of Engineering & Technology.

Ken Harvey, Senior Independent Director of National Grid, who led the search, said; “I am delighted we have secured the appointment of Sir Peter Gershon to National Grid. He has a strong track-record of leading international businesses and working with governments and regulators at the highest level. I would like to thank Sir John Parker for his immense contribution to our success over the last decade. The Board has benefited greatly from his leadership and we wish him every success in the future.”

Sir Peter Gershon commented; “I am honoured to be joining the Board of National Grid. It is at the centre of the energy system in the UK and northeastern US, and this is an exciting time to join the Company. I very much look forward to working with Steve Holliday and the other members of the Board and meeting National Grid employees across the organisation.”

Sir John Parker added; “It has been a real privilege to have been Chairman of National Grid over the last nine years. In line with our commitment as a Board to succession planning, it is the right time to appoint a new Chairman. The business is in a strong position to play its part in meeting the many energy challenges facing society over the next decade and beyond. I believe National Grid will continue to play a pivotal role in delivering safe, secure and economic energy supplies in the UK and northeastern US, and help with the transition to low-carbon economies. I am delighted to welcome Sir Peter Gershon to the Board.”

National Grid confirms that no further information is required to be disclosed pursuant to LR 9.6.13R of the Listing Rules of the UK Financial Services Authority.

CONTACTS

National Grid:

Investors

John Dawson	+44 (0) 20 7004 3170	+44 (0) 7810 831944 (m)

Media

Clive Hawkins	+44 (0) 20 7004 3147	+44 (0) 78 3635 7173 (m)
Chris Mostyn	+44 (0)20 7004 3149	+44 (0)7724 827710 (m)
Jackie Barry	+1 781 907 1754	+1 508 887 2143 (m)

Brunswick Tom Burns Rebecca Shelley	+44 (0) 20 7404 5959

National Grid images available on: www.flickr.com/photos/national—grid/sets.

ADDITIONAL NOTES:

1. Sir Peter Gershon

Sir Peter Gershon is Chairman of Tate & Lyle plc, General Healthcare Group Limited, and Vertex Group Limited. He is a member of the UK Defence Academy Advisory Board and a member of the HM Government Efficiency Board.

He was previously Chairman of Premier Farnell plc, Chief Executive of the Office of Government Commerce, Managing Director of Marconi Electronic Systems and Chairman of Symbian Limited. Sir Peter Gershon worked in the computer and telecommunications industries before becoming Board Director of GEC plc from 1994 to 1999, with responsibility for its worldwide defence business. Following the sale of GEC’s defence business to BAE Systems in 1999, Sir Peter Gershon joined the Civil Service in April 2000 as the first Chief Executive of the Office of Government Commerce (OGC).

In 2003 the UK Prime Minister invited Sir Peter Gershon to lead a major review of efficiency across the UK Public Sector. He was knighted in 2004 for his work on public procurement.

Sir Peter Gershon is a Chartered Engineer, Fellow of the Royal Academy of Engineering, Fellow of Imperial College London, Honorary Fellow of the Institution of Engineering & Technology and Honorary Fellow of Cardiff University. He is also a Fellow of the British Computer Society, the Chartered Institute of Purchasing & Supply, the Royal Aeronautical Society, a Companion of the Chartered Management Institute and Liveryman of the Worshipful Company of Information Technologists. He has an Honorary Doctorate in Technology from Kingston University.

2. Sir John Parker

Sir John Parker became Chairman in October 2002 following the merger of National Grid Group plc and Lattice Group plc, having been Chairman of Lattice Group plc since its demerger from BG Group plc in 2000. Sir John’s career has encompassed the engineering, shipbuilding and defence industries. He is Chairman of Anglo American plc, and Deputy Chairman of DP World (Dubai). He is also a Non-Executive Director of Carnival plc and Carnival Corporation Inc. and European Aeronautic Defence and Space Company (EADS) and
Chancellor of the University of Southampton.

Sir John was previously Senior Non-Executive Director (Chair) of the Court of the Bank of England, former Joint Chairman of Mondi plc, former Chairman of P&O Group and RMC Group plc, former Chairman and Chief Executive of Harland & Wolff plc and Babcock International Group plc. He was knighted in 2001 for Services to the Defence and Shipbuilding Industries.

Sir John is a Fellow of the Royal Academy of Engineering, an Elder Brother of Trinity House, President of Smeatonian Society of Civil Engineers, Visiting Fellow of University of Oxford, Member of the General Committee of Lloyds Register of Shipping, Vice-President of The Royal Navy and Marines Charity and Governor of the Royal National Lifeboat Institution. He is a recipient of Honorary Doctorates from a number of universities in the UK and Ireland. He was President of the Royal Institution of Naval Architects, Prime Warden of the Worshipful Company of Shipwrights, Honorary Freeman of the Worshipful Company of Fuellers and the Tallow Chandlers Livery Company. He leads the ‘Young Offenders into Work’ programme. He has served on the Defence Academy Advisory Board, was a former member of the UK Government’s Asia Task Force and Deputy Chairman of the White Ensign Association.

3. National Grid

National Grid is an international electricity and gas company based in the UK and northeastern US. We play a vital role in connecting millions of people to the energy they use, safely, reliably and efficiently.

National Grid owns the high-voltage electricity transmission network in England and Wales and operates the system across Great Britain. It also owns and operates the high pressure gas transmission system in Britain and its distribution business delivers gas to 11 million homes and businesses.  National Grid also has a number of related businesses such as LNG importation and storage, land remediation and metering.

In the US, National Grid delivers electricity to approximately 3.3 million customers in Massachusetts, New Hampshire, New York and Rhode Island, and manages the electricity network on Long Island under an agreement with the Long Island Power Authority (LIPA). National Grid also owns over 4,000 megawatts of contracted electricity generation that provides power to over one million LIPA customers. It is also the largest distributor of natural gas in the northeastern US, serving approximately 3.4 million customers in New York, Massachusetts, New Hampshire and Rhode Island.

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act, and Section 21E of the US Securities Exchange Act of 1934. These statements include information with respect to National Grid’s financial condition, results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “targets”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure; performance against regulatory targets and standards, including delivery of costs and efficiency savings; customers and counterparties failing to perform their obligations; and unseasonable weather affecting energy demands. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates, commodity price indices and settlement of hedging arrangements; restrictions in National Grid’s borrowing and debt arrangements; changes to credit ratings of National Grid and its subsidiaries; adverse changes and volatility in the global credit markets; National Grid’s ability to access capital markets and other sources of credit in a timely manner and on acceptable terms; deflation or inflation; the seasonality of National Grid’s businesses; the future funding requirements of National Grid’s pension schemes and other post-retirement benefit schemes, and the regulatory treatment of pension costs; the loss of key personnel or the inability to attract, train or retain qualified personnel; new or revised accounting standards, rules and interpretations, including changes of law and accounting standards that may affect National Grid’s effective rate of tax; incorrect assumptions or conclusions underpinning business development activity and any restructuring or reorganisation of National Grid and its subsidiaries, and any unforeseen significant liabilities or other unanticipated or unintended effects of such activities, restructuring or reorganisation and the performance of National Grid’s subsidiaries. In addition National Grid’s reputation may be harmed if consumers of energy suffer a disruption to their supply. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (and in particular the Risk Factors and Operating and Financial Review sections in its most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.